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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $22,500,000, and an affiliate of the Adviser, which invested roughly $2,500,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Stabilized apartments near Austin, TX

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.

Mar 18, 2021


estraya
GEORGETOWN
1


PASTURE

We've acquired Williamson at the Overlook (formerly named Estraya Georgetown), a new, 270-unit apartment community in Georgetown, Texas, for a purchase price of $50 million.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our mid-year and year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $22.5 million, and the Balanced eREIT II, which invested roughly $2.5 million. A senior loan in the amount of $27.5 million was provided by KeyBank. The investment amounts include a budget for financing and other soft costs.

Business plan

Construction was completed in early 2020, and the community achieved stabilization in October 2020 despite the uncertainty brought about by the pandemic. The Heartland eREIT invested in the property's development through a fixed income, preferred structure investment in November 2017; that investment paid back successfully in September 2020.

Since this is new construction, we don't anticipate committing significant capital to improvements for the foreseeable future.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** Georgetown, TX — identified repeatedly over the past five years as one of the top 10 fastest growing cities in the country — is an anchor of the greater Austin metropolitan area and one of its key suburbs. Largely thanks to a booming tech industry, Austin's economy has soared over the past several years, with major increases in employee salaries, and, according to a recent study, Austin's job market has performed better than any of the country's other 50 largest metro areas during the course of the COVID-19 pandemic.

- **Income-generating asset:** As of the date of our acquisition, 250 of the 270 units (92%) had signed leases in place. We expect to work with a professional property management firm over the coming months to finish leasing up the remaining units.

- **Attractive cost basis:** We were able to acquire Williamson at Overlook for a cost basis of approximately $185k per unit. This cost basis puts it in line with the average cost per unit for properties of similar types constructed from 2010 through 2020 in the Austin area, which we believe represents a good value since it is new construction. Considered alongside a local top-of-market comparable sale, we obtained this property at a 14% discount on a per-unit basis.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Investment data

Property name and address	Williamson at the Overlook 1 Gabriels Bluff Dr Georgetown, TX 78626 *30.659280633501055, -97.64802320373695*
Property type	Stabilized apartment community (270 units)
Strategy	Core Plus
Transaction date	March 5, 2021
Co-investment	Interval Fund: $22,500,000 Balanced eREIT II: $2,500,000 **Total: $25,000,000**

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $38,375,000, and an affiliate of the Adviser, which invested roughly $4,265,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Stabilized apartments near Tampa, FL

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.

Mar 22, 2021









We've acquired Volaris Starkey Ranch, a stabilized 384-unit apartment community in Odessa, Florida, for a purchase price of $87 million.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our [mid-year](#) and [year-end](#) letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This investment was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $38.4 million, and the Balanced eREIT II, which invested roughly $4.3 million. A senior loan in the amount of $47.9 million was provided by KeyBank. The investment amounts include a budget for financing and other soft costs.

Business plan

Our investment in Volaris Starkey Ranch is a direct acquisition of the entire community. Construction of Volaris Starkey Ranch was originally completed in 2019, and the community achieved stabilization in November.

Since this is new construction, we don't anticipate committing significant capital to improvements for the foreseeable future.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** The Tampa region is one of the country's top 20 largest metropolitan areas and has been recognized in recent years as [the #1 top metro attracted renters](#) and [the best big city in Florida to live in](#). Over the course of the COVID-19 pandemic, the Tampa market has been [one of only 14 major American MSAs to produce positive rent growth year-over-year](#), at 3.6%.

- **Income-generating asset:** The property achieved rent collections of approximately 82.5% in the months leading up to our acquisition; rent concessions aside, rent collections were as high as roughly 96% in January 2021.

- **Great location:** Volaris Starkey Ranch's location in the Odessa submarket gives it direct access to the Tampa MSA economy and network while still providing a lower cost of living and the potential to enjoy more expansive space. Odessa also benefits from a handful of highly-graded new schools, while Volaris Starkey Ranch enjoys immediate access to a suite of retail and lifestyle amenities, including a selection of restaurants, golf courses, and even a wilderness preserve.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Investment data

Property name and address	Volaris Starkey Ranch 1470 Long Spur Odessa, FL 33556 *28.196459480555703, -82.59362403112583*
Property type	Stabilized apartment community (384 units)
Strategy	Core Plus
Transaction date	3/10/2021
Co-investment	Interval Fund: $38,375,000 Balanced eREIT II: $4,265,000 **Total: $43,640,000**

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2020 Fundrise Real Estate Interval Fund.